UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41247

Satellogic Inc.

(Exact Name of Registrant as Specified in Its Charter)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

Secured Convertible Notes Offering

On April 12, 2024, Satellogic Inc. (the “Company”), Nettar Group Inc., a wholly-owned subsidiary of the Company (the “Borrower”), the holder representative and Tether Investments Limited (the “Purchaser”) entered into a Note Purchase Agreement (the “Note Purchase Agreement”), pursuant to which the Borrower agreed to issue floating rate secured convertible promissory notes in the aggregate principal amount of $30 million (the “Secured Convertible Notes”) to the Purchaser (the “Offering”). The net proceeds from the Offering, after deducting transaction fees and other debt issuance costs, were approximately $27.6 million.

The Secured Convertible Notes initially bear interest at a rate of SOFR plus 6.50% per annum, subject to an additional 4.0% per annum if certain events of default occur and are continuing. The Secured Convertible Notes are guaranteed by the Company and each of the Company’s material subsidiaries (other than the Borrower), and are secured by substantially all of the Company’s and its subsidiaries’ assets (including all of its and their intellectual property). The Borrower may issue additional Secured Convertible Notes under the terms thereof, provided the aggregate principal amount outstanding does not exceed $50 million. The Secured Convertible Notes mature on April 12, 2028.

The Secured Convertible Notes are convertible into shares of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) at an initial conversion price of $1.20 (or 833 Class A Ordinary Shares per $1,000 principal amount of Secured Convertible Notes), subject to customary anti-dilution adjustments. Conversion of the Secured Convertible Notes held by the Purchaser into Class A Ordinary Shares is subject to CFIUS Approval (as defined in the Secured Convertible Notes).

In the event of an asset sale by the Company (outside the ordinary course of business) or an insurance or condemnation event that results in net proceeds to the Company in excess of $2 million, the Borrower will be required to offer to prepay the Secured Convertible Notes up to the amount of the relevant proceeds at par (unless such proceeds are used to purchase comparable assets within six months). In the event the Secured Convertible Notes are accelerated as a result of an event of default, the Borrower must pay a prepayment penalty equal to 5% of the greater of (i) the outstanding principal amount of Secured Convertible Notes and (ii) the then-prevailing conversion value. In connection with a change of control of the Company (including delisting of the Company’s Class A Ordinary Shares), the holder has the right to require the Borrower to repurchase the Secured Convertible Notes for cash at a price equal to the greater of (a) 105% of the redemption value of the Secured Convertible Notes and (b) 105% of the then-prevailing conversion value, plus accrued but unpaid interest thereon, as well as any other amounts owed (the “Put Price”). The Borrower also has the right to repurchase or force-convert the Secured Convertible Notes in connection with a full acquisition of the Company at the Put Price.

The Secured Convertible Notes contain certain restrictive covenants, including restrictions on (i) incurring indebtedness, subject to certain exceptions (including the ability to issue additional Secured Convertible Notes; provided the aggregate principal amount outstanding does not exceed $50 million), (ii) creating certain liens, subject to certain exceptions, (iii) the payment of dividends or other restricted payments, (iv) the sale, transfer or otherwise conveyance of certain assets, subject to the asset sale prepayment described above, and (v) certain affiliate transactions.

In connection with the Offering, the Company also entered into with the Purchaser (i) a side letter (the “Side Letter”), pursuant to which the Purchaser will be entitled to pre-emptive rights, in order to maintain its as-converted ownership percentage on the same basis as new capital raised and (ii) a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to register for resale the Class A Ordinary Shares issuable upon conversion of the Secured Convertible Notes.

The foregoing descriptions of the Note Purchase Agreement, the Secured Convertible Notes, the Side Letter and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, forms of which are attached hereto as Exhibit 10.1, Exhibit 4.1, Exhibit 10.2 and Exhibit 10.3, and are incorporated herein by reference.

The Company will announce the Offering in a press release to be issued on April 15, 2024, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.
By:	/s/ Rick Dunn
	Name:	Rick Dunn
	Title:	Chief Financial Officer

Date: April 12, 2024

Exhibit Index

Exhibit Number	Exhibit Title

4.1	Form of Secured Convertible Notes
10.1	Form of Note Purchase Agreement
10.2	Form of Side Letter
10.3	Form of Registration Rights Agreement
99.1	Press Release, dated April 15, 2024 (Secured Convertible Notes Offering)